SMITHTOWN BANCORP, INC.

			   ONE EAST MAIN STREET
		      SMITHTOWN, NEW YORK 11787-2801

			      PROXY STATEMENT

			 GENERAL PROXY INFORMATION

     This Proxy Statement is furnished in connection with THE SOLICITATION BY AND ON BEHALF OF THE BOARD OF DIRECTORS OF SMITHTOWN BANCORP, INC., (the "Bancorp") of proxies to be used at the Annual Meeting of Stockholders of the Bancorp to be held at the Bavarian Inn, 422 Smithtown Boulevard, Lake Ronkonkoma, New York, on April 4, 1995, and at any adjournment thereof. The costs of the proxy solicitation are to be paid by the Bancorp. Bank of Smithtown is a wholly-owned subsidiary of the Bancorp.

AUTHORIZED SHARES AND VOTING RIGHTS
     Holders of common stock of record as of the close of business on February 3, 1995, will be entitled to vote at the meeting. Each stockholder is entitled to one vote for each share of stock held by him or her. There were 432,539 shares of common stock of the Bancorp outstanding on the record date.

REVOCABILITY OF PROXY
     If the accompanying form of Proxy is executed and returned, it nevertheless may be revoked by the stockholder at any time before it is exercised. But if it is not revoked, the shares represented thereby will be voted by the persons designated in each such Proxy.

FINANCIAL STATEMENTS
     A copy of the Bancorp's Annual Report to Stockholders, including financial statements for the fiscal year ended December 31, 1994, has heretofore been mailed to the stockholders.

MATTERS TO BE VOTED ON AT THE MEETING
     The only matter scheduled to be voted on at the Annual Meeting is the election of directors. It is intended that shares of stock represented by the accompanying Proxy form will be voted for the election of such nominees listed in Table I unless a contrary direction is indicated. In the event that any of such nominees should become unavailable for any reason, which the directors do not now contemplate, it is intended that, pursuant to the accompanying form of Proxy, votes will be cast for a substitute nominee designated by the Board of Directors.

	 DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS

ELECTION OF DIRECTORS
     The Certificate of Incorporation of the Bancorp provides that the Board of Directors shall consist of 9 members and that the directors shall be classified into three classes, each of which shall serve for a term of three years, with the term of office of one class expiring each year.

NOMINEES FOR ELECTION OF DIRECTORS

     All nominees who are presently serving as directors were elected to their present term of office by the shareholders. The following directors whose terms are expiring this year, are proposed for re-election for terms expiring in 1998: H. Melville Brush, Patrick A. Given and Edith Hodgkinson.

				    TABLE I
									      SHARES OF
			  DATE                                                STOCK
			  DIRECTORSHIP            EXPERIENCE AND              BENEFICIALLY
			  TERM         DIRECTOR   PRINCIPAL OCCUPATION        HELD (2)
NAME AND AGE              EXPIRES      SINCE (1)  DURING PAST 5 YEARS          #         %
NOMINEES
H. Melville Brush, 86     1995         1960       President of Island           7,749     1.81
						  Asphalt Co., Inc.
						  (asphalt sales and
						  construction),
						  until retirement in 1979.


Patrick A. Given, 50      1995         1989       Real Estate Appraiser         2,100      .49
						  and Consultant -
						  Given Associates.

Edith Hodgkinson, 72      1995         1979       Restaurateur, active         28,203     6.59
						  in community non-profit
						  organizations.

DIRECTORS CONTINUING
IN OFFICE

James H. Glamore, 75      1996         1979       President, Glamore            4,755     1.11
						  Motor Sales, Inc.
						  (automobile sales).

Barry Seigerman, 54       1996         1993       Chairman & Chief Executive      383      .08
						  Officer Seigerman-Mulvey,
						  Co., Inc. Insurance Brokers.
						  Active in business and
						  community non-profit
						  organizations.

Augusta Kemper, 72        1996         1992       Horticulturist and Owner     24,933     5.83
						  of Kemper Nurseries until
						  retirement in 1985.

Attmore Robinson, Jr., 83 1997         1948       Partner, Elzon & Robinson,    9,763     2.28
						  Real Estate Brokers,
						  until retirement in 1993.

Bradley E. Rock, 42       1997         1988       Chairman of the Board,        1,725      .40
						  President & Chief Executive
						  Officer, January 1992
						  to Present.  President,
						  Bank of Smithtown, October
						  1990 to January 1992.
						  Special Assistant to the
						  President, 1988 to 1990.
						  Partner of Schechter
						  Schechter Kenney & Rock,
						  Attorneys at Law,
						  1981 to 1992.

Charles E. Rockwell, 78   1997        1984       Retired in 1976.  Formerly     4,018      .93
						 a commercial airline
						 captain.  Active in
						 community non-profit
						 organizations.

(1) Each director of the Bancorp is also a director of Bank of Smithtown. The dates given are the dates on which the director first served as a director of Bank of Smithtown.

(2) These figures include shares of stock owned by family members of directors as to which the directors disclaim any interest. Mrs. Hodgkinson's shares include shares held by Bank of Smithtown as Trustee under the Last Will and Testament of Carlyle Hodgkinson. These figures are current as of December 31, 1994.

BOARD OF DIRECTORS

     The Board of Directors holds regular monthly meetings.  The
Board held twelve regular meetings and one special meeting during 1994. Each incumbent director, with the exception of H. Melville Brush, attended 75% or more of the aggregate number of meetings of the Board of Directors and the committee thereof on which such director served during 1994. Mr. Brush's absence was excused due to an illness.

COMMITTEES OF THE BOARD

     The Board has established a number of committees to assist it in the discharge of its responsibilities.

     The Examining Committee or "Audit" Committee, consisting of eight directors, met twice in 1994. The committee reviews results of regulatory examinations, internal audits and audits of the independent auditor in conformance with regulations of the New York State Banking Department and the laws of the State of New York. Current members of this committee are H. Melville Brush, James H. Glamore, Edith Hodgkinson, Augusta Kemper,
Attmore Robinson, Jr., Charles E. Rockwell, Patrick Given and Barry M.
Seigerman.

     The Salary Review Committee or "Compensation" Committee, consisting of four members, met twice during 1994. This committee makes recommendations to the Board of Directors with respect to the salaries of elected officers. Current members of this committee are H. Melville Brush, Edith Hodgkinson, Attmore Robinson, Jr. and Charles E. Rockwell.

      The Board does not have a standing nominating committee.

DIRECTOR COMPENSATION

     Directors of the Bank of Smithtown received a fee of $500 per month during 1994. The members of the Loan Committee who are not officers also received a monthly fee of $300 for committee membership. The total amount of directors' fees paid during 1994 was $70,300.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The persons listed below are beneficial owners of more than 5% of the outstanding stock of the Bancorp as of December 31, 1994.

NAME AND ADDRESS                              SHARES                PERCENT
OF BENEFICIAL OWNER                           BENEFICIALLY OWNED    OF CLASS
--------------------------------------------------------------------------
Elizabeth Radau                                30,296                7.08%
43 Edgewood Avenue
Smithtown, New York 11787-2723

Edith Hodgkinson                               28,203                6.59%
P.O. Box 756
Bayport, New York 11705-0756

Augusta Kemper                                 24,933                5.83%
51 Mills Pond Road
St. James, New York 11780-2111

The following table shows stock ownership as of December 31, 1994, of all directors and officers of the Bancorp as a group:

				TABLE II
			       AMOUNT OF BENEFICIAL    PERCENTAGE
			       OWNERSHIPS (NOTE 1)     OF OWNERSHIP
------------------------------------------------------------------
Twelve directors and officers
of the Bancorp as a group       83,654                  19.56%




Note 1

     Includes shares of stock owned by spouses and children of directors as to which the directors disclaim any interest.


MATERIAL PROCEEDINGS

     There are no material proceedings to the best of management's knowledge to which any director, officer or affiliate of the Bancorp or any owner of record or beneficially of more than five percent of the Bancorp's stock, or any associate of any such director, officer, affiliate of the Bancorp, or security holder is a party adverse to the Bancorp or any of its subsidiaries or has a material interest adverse to the Bancorp.


EXECUTIVE OFFICERS

     The following table sets forth information as to each executive officer of the Bancorp who is also an executive officer of Bank of Smithtown as of January, 1995.

				 TABLE III
NAME                    AGE             POSITION
Bradley E. Rock          42             Chairman of the Board, President &
					Chief Executive Officer.  President
					October 1990 - January 1992.
					Special Assistant to the President
					1988 - 1990.  Director since 1988.

EXECUTIVE COMPENSATION

     The table appearing below sets forth all compensation paid in 1994 to each executive officer whose total compensation exceeded $100,000 for such year.
All remuneration was paid by Bank of Smithtown.

				 TABLE IV

			SUMMARY COMPENSATION TABLE
NAME AND PRINCIPAL                                  ALL OTHER ANNUAL
POSITION                  YEAR   ANNUAL SALARY ($)  COMPENSATION ($)(1)(2)
------------------------------------------------------------------------
Bradley E. Rock           1993   $168,000.00        $16,763.40
Chairman, President & CEO 1994   $176,337.01        $14,353.05

(1) This amount includes director's fees. It also includes employer match paid in connection with the Bank's 401(k) plan, amounts accrued during 1994 under the Bank's defined contribution plan and premiums paid on behalf of Mr. Rock for a group term life insurance policy.

(2) Amounts reported do not include any amount expended by the Bank which may have had value as incidental benefits to such individuals, but were made by the Bank in connection with its business. While the specific amounts of such incidental benefits cannot be precisely determined, after due inquiry, management does not believe that such value would exceed $5,000 for any individual.

CERTAIN TRANSACTIONS

     Some of the directors and officers of the Bancorp, and some of the corporations and firms with which these individuals are associated, are also customers of Bank of Smithtown in the ordinary course of business, or are indebted to the Bank in respect of loans of $60,000.00 or more. It is anticipated that some of these individuals, corporations and firms will continue to be customers of and indebted to the Bank on a similar basis in the future. All loans extended to such individuals, corporations and firms were made in the ordinary course of business, did not involve more than the normal risk of collectability or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable Bank transactions with unaffiliated persons.

     No director of the Bank or the Bancorp had an aggregate amount of unsecured indebtedness to the Bank in excess of 15 percent of the Bank's equity capital account during the period of January 1, 1994, through December 31, 1994.

     In 1994, Edith Hodgkinson, a director of the Bank, sold 16,566 shares of stock to Smithtown Bancorp and used the proceeds of the sale to repay loans that were in nonaccrual status. $309,677 from the sale of the stock was used to decrease the principal and $98,261 was used to pay interest on these loans. She also deeded two properties to the Bank which were placed in Other Real Estate Owned.

     Outside of normal customer relationships, none of the directors or officers of the Bank or the Bancorp, or the corporations or firms with which such individuals are associated, currently maintains or has maintained within the last fiscal year any significant business or personal relationship with the Bank or the Bancorp other than such as arises by virtue of such individual's or entity's position with or ownership interest in the Bank or the Bancorp.

			       PENSION PLAN

     During 1994 the Bank of Smithtown amended its defined contribution plan to become an Employee Stock Ownership Plan. Both the ESOP and the 401(k) plans cover full-time employees who have attained the age of 21 years and who have completed 1,000 hours of employment during the year they are eligible to participate in the plan.

     Benefits under the ESOP are based solely on the amount contributed to the ESOP which is used to purchase Smithtown Bancorp stock. A participant's al location is the total employer contribution times the ratio of that participant's applicable compensation over the amount of such compensation for all participants for that year. Benefits are not subject to deduction of social security or other offset amounts.

	      RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANT

     Albrecht, Viggiano, Zureck & Co., P.C., Certified Public Accountants, were the independent auditors for the Bank and the Bancorp for the year ended December 31, 1994.

     Representatives of Albrecht, Viggiano, Zureck, & Co., P.C., are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so. Their representatives are expected to be available to respond to appropriate questions.

			   STOCKHOLDER PROPOSALS

     Stockholder proposals to be presented at the 1996 Annual Meeting must be received by the Secretary of the Board of Directors by October 4, 1995, to be included in the proxy statement.

			      OTHER BUSINESS

     So far as the Board of Directors of the Bancorp now knows, no business other than that referred to above will be transacted at the Annual Meeting.
The persons named in the Board of Directors' Proxies may, in the absence of instructions to the contrary, vote upon all matters presented for action at the Meeting according to their best judgment.


Dated:    March 3, 1995

			     SMITHTOWN BANCORP, INC.

			     BRADLEY E. ROCK
			     Chairman of the Board, President
			     & Chief Executive Officer

Additional Information Set Forth in Response to Item 10:

The Bank has an agreement with Mr. Rock (the "Executive") which would become effective in the event of a change in control of the Bank's stock. The agreement provides, in essence, that the Executive would continue to be employed for a period of five years from the date of the change in control in a position with duties and authority commensurate with the duties being performed and the authority being exercised by the Executive immediately prior to the change in control. It provides that his compensation and benefits would be commensurate with those of other executives in similar positions at the Bank or in similar positions with the organization which has acquired control of the Bank. In any event, the Executive's compensation and benefits would not be less than they were immediately prior to the change in control.

The agreement further provides that if the Executive's employment were terminated by the Bank subsequent to a change in control, for any reason other than cause, disability or death, the Executive would continue to receive the same compensation and benefits he would have received had he remained employed for a period of five years. It also provides that at any time within one year after the change in control, if the Executive elects to terminate his employment with the Bank for any reason, he will receive a lump sum severance allowance equivalent to three years' compensation and benefits at the same rate as payable to the Executive immediately prior to the change in control.